Exhibit 99.49

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS APPOINTS NICHOLAS BOZIKIS, CA, CHIEF FINANCIAL OFFICER

Vancouver, British Columbia — April 4, 2012 — Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA) the world’s largest online retailer of eyeglasses and contact lenses announced today that Mr. Nicholas Bozikis, CA, has been promoted to Chief Financial Officer.

Mr. Bozikis joined Coastal in 2008 as Corporate Controller and was promoted to VP, Finance in 2010. During his tenure at Coastal, Mr. Bozikis has been actively involved in the ongoing management of Coastal’s operating subsidiaries in Europe and Australia, in addition to having direct involvement in major negotiations, financial reporting and legal relationships.

Prior to Coastal, Mr. Bozikis was Director, Finance at ICTC Holdings Corporation where he led the accounting and tax functions of a group of private and public companies operating in Canada, China, India and Italy.

“We are pleased that Nick will lead the Coastal finance team as we continue to build the world class infrastructure and systems designed to support our goal of becoming the World’s Optical Store,” stated Roger Hardy, Coastal’s Founder and CEO. “His experience during the past four years gives him a unique understanding of Coastal’s operations and he has demonstrated the ability to manage a variety of complex projects.”

Coastal also announced that Mr. Craig Lennox, CA, is joining Coastal as VP, Finance. Prior to his appointment at Coastal, Mr. Lennox held the position of Manager, Accounting and Tax at The Jim Pattison Group. Prior to joining The Jim Pattison Group in 2006 Mr. Lennox was a Chartered Accountant at Ernst and Young.

Coastal and its former CFO, Gordon Howie have mutually agreed to conclude his employment. The Company wishes to thank Mr. Howie for his contributions and wishes him success in his future endeavors.

About Coastal Contacts Inc.

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View Project. Founded in the year 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.